December 16, 2020

First Trust Exchange-Traded Fund IV

120 East Liberty Drive, Suite 400

Wheaton, Illinois 60187

Re:	Fee Wavier Amendment and Extension Agreement Letter for First Trust Enhanced Short Maturity ETF (the “Fund”), a series of First Trust Exchange-Traded Fund IV (the “Trust”)

Ladies and Gentlemen:

Reference is hereby made to (1) that certain Fee Waiver Agreement between the Trust, on behalf of the Fund, and First Trust Advisors L.P., the investment advisor to the Fund (the “Advisor”), dated as of August 1, 2014 (the “First Agreement”); and (2) that certain Third Fee Waiver Agreement between the Trust, on behalf of the Fund, and the Advisor, dated as of September 14, 2020 (the “Third Agreement” and, together with the First Agreement, the “Agreements”). Capitalized terms used herein but not otherwise defined shall have the meanings attributed to them in the Agreements.

Notwithstanding anything to the contrary in the First Agreement, the Advisor hereby agrees to waive investment management fees otherwise payable to it by the Fund in the amount of 0.05% of the Fund’s average daily net assets and that the Waiver Term (as defined in the First Agreement) shall continue until March 1, 2022. Notwithstanding anything to the contrary in the Third Agreement, the Advisor hereby agrees to waive investment management fees otherwise payable to it by the Fund in the amount of 0.15% of the Fund’s average daily net assets and that the Waiver Term (as defined in the Third Agreement) shall continue until March 1, 2022. The parties hereby acknowledge that with the exception of the Waiver Term, the Agreements shall remain in full force and effect.

Very Truly Yours,

FIRST TRUST ADVISORS L.P.

   /s/ James M. Dykas

James M. Dykas

Chief Financial Officer

AGREED AND ACKNOWLEDGED:

First Trust Exchange-Traded Fund IV,

on behalf of First Trust Enhanced

Short Maturity ETF

 /s/ Donald P. Swade

Donald P. Swade

Treasurer, Chief Financial Officer and

Chief Accounting Officer